================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
                            and Rule 13e-3 Thereunder

                                (Amendment No. 1)

                         JANUS HOTELS AND RESORTS, INC.
                              (Name of the Issuer)

                         JANUS HOTELS AND RESORTS, INC.
                             JANUS ACQUISITION, INC.
                                  LOUIS S. BECK
                                 HARRY G. YEAGGY
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  47102 C 30 9
                                  47102 C 10 1
                                  ------------
                      (CUSIP Number of Class of Securities)

Louis S. Beck                                     Richard A. Tonges
Janus Hotels and Resorts, Inc.                    Janus Hotels and Resorts, Inc.
2300 Corporate Blvd., N.W.                        8534 E. Kemper Road
Suite 232                                         Cincinnati, Ohio 45249
Boca Raton, FL 33431

         (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:

John E. Barnes, Esq.                      Lawrence A. Goldman
Dinsmore & Shohl LLP                      Gibbons, Del Deo, Dolan, Griffinger &
1900 Chemed Center                        Vecchione, a Professional Corporation
255 E. Fifth Street                       One Riverfront Plaza
Cincinnati, Ohio 45202                    Newark, NJ 07102
(513) 977-8114                            (973) 596-4645

         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

           CALCULATION OF FILING FEE
----------------------------------------------------
Transaction valuation*          Amount of filing fee
----------------------------------------------------
      $1,071,914                         $87
----------------------------------------------------

----------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee was determined by calculating the product of 1,649,098 shares of common stock and the merger consideration of $0.65 per share. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by ..00008090.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $87
           Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Janus Hotels and Resorts, Inc.
           Date Filed: August 13, 2003

================================================================================

                                  INTRODUCTION

This Amendment No. 1 to Schedule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Janus Hotels and Resorts, Inc., a Delaware corporation ("Janus" or the "Company"), with the Securities and Exchange Commission (the "Commission") on October 2, 2003 of a preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Janus stockholders. At such meeting, Janus stockholders will be asked to vote to approve an Agreement and Plan of Merger dated as of July 28, 2003 (the "Merger Agreement") by and between Janus and Janus Acquisition, Inc., a Delaware corporation ("Acquisition Corp."). Under the Merger Agreement, Janus will be merged with and into Acquisition Corp. and Acquisition Corp. will be the surviving corporation. As a result of the merger, Janus's stockholders (other than Acquisition Corp.) will be entitled to receive $0.65 per share in cash for their shares of Janus common stock. This Statement is being filed jointly by Janus, Acquisition Corp., Louis S. Beck and Harry G. Yeaggy.

The information in the Proxy Statement, including the appendices thereto, is hereby incorporated by reference and contains all information required in response to the items of this Statement, except that the Proxy Statement does not include all of the exhibits listed below. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to Janus's stockholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

The cross reference sheet below is being supplied pursuant to the General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Annexes thereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET
REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION
REGULATION M-A ITEM 1002

(a) Name and Address. The information set forth in the Proxy Statement under the caption "The Parties" is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting -- Record Date; Quorum" is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Market Price Information, Dividend Information" is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Market Price Information, Dividend Information" is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Market for the Common Stock -- Common Stock Purchase Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
REGULATION M-A ITEM 1003(a) THROUGH (c)

(a) Name and Address. The information set forth in the Proxy Statement under the caption "The Parties" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the captions "The Parties" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the Caption "Directors and Management" is incorporated herein by reference.

Listed below are the addresses for the organizations in which the named individuals held a position during the past five years.

----------------------------------------------------------------------------------------
C. SCOTT BARTLETT                              LOUIS S. BECK
Independent Financial Consultant               Chairman of Board and CEO of Janus
1990 - Present                                 April 24, 1997 to Present
64 Melrose Place                               2300 Corporate Boulevard, N.W., Suite 232
Montclair, New Jersey 07042                    Boca Raton, Florida 33431
----------------------------------------------------------------------------------------
LUCILLE HART-BROWN                             RICHARD P. LERNER
President of Benefit Services, Inc.            Partner - Lambos & Junge
April 1996 to Present                          1996 to Present
2185 Lemoine Avenue                            29 Broadway - 9th Floor
Fort Lee, New Jersey 07024                     New York, New York 10006
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
ARTHUR LUBELL                                  PAUL TIPPS
Member - Lubell & Koven                        Founder Since 1984
1960 to Present                                State Street Consultants
350 Fifth Avenue - 7610                        137 East State Street
New York, New York 10118                       Columbus, Ohio 43215
----------------------------------------------------------------------------------------
STEPHEN B. GROSSMAN                            HOWARD NUSBAUM
Self Employed Financial Consultant             President & CEO of American Resort
September 2000 to Present                      Development Association
805 Third Avenue                               September 12, 2001 to Present
15 th Floor                                    1201 15th Street, NW, Suite 400
New York, New York 10022                       Washington, DC 20005

Chairman of Board of In Your Music.com, Inc.   Vice President-Corporate Relations
August 1999 to August 2000                     American Hotel and Motel Association
80 Northfield Avenue                           August 1, 1999 to September 1, 2000
Edison, New Jersey 08837                       1201 New York Avenue NW
                                               Suite 600
                                               Washington, D.C. 20005

Assistant to Vice President                    President and Executive Vice President
Ronpac, Inc.                                   Ohio Hotel and Lodging Association
1998 to August 1999                            July 1990 to September 2001
4301 New Brunswick Ave.                        692 North High Street
South Plainfield, New Jersey 07080             Suite 212
                                               Columbus, Ohio 43215
----------------------------------------------------------------------------------------
MICHAEL M. NANOSKY                             HARRY G. YEAGGY
President of Janus                             Vice Chairman of Janus
June 28, 2000 to Present                       April 24, 1997 to Present
President of Hotel Operations of Janus         2300 Corporate Boulevard, N.W., Suite 232
April 24, 1997 to June 28, 2000                Boca Raton, Florida 33431
2300 Corporate Boulevard, N.W., Suite 232
Boca Raton, Florida 33431
----------------------------------------------------------------------------------------
RICHARD A. TONGES                              DEBORAH CHAMBERLIN
Vice President - Finance and Treasurer of      Vice President Operations of Janus
Janus                                          June 7, 2001 to Present
April 24, 1997 to Present                      Various Positions of Janus
2300 Corporate Boulevard, N.W., Suite 232      November 1997 to June 7, 2001
Boca Raton, Florida 33431                      2300 Corporate Boulevard, N.W., Suite 232
                                               Boca Raton, Florida 33431
----------------------------------------------------------------------------------------
JOHN FERNANDO
Vice President Food & Beverage of Janus
June 7, 2001 to Present
Various non-officer positions at Janus
October 1998 to June 7, 2001
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
2300 Corporate Boulevard, N.W., Suite 232
Boca Raton, Florida 33431
----------------------------------------------------------------------------------------

ITEM 4. TERMS OF THE TRANSACTION
REGULATION M-A ITEM 1004(a) and (c) through (f)

(a) Material Terms

(a)(1) Not applicable.

(a)(2) Mergers or Similar Transactions.

(a)(2)(i) Transaction Description. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Questions and Answers About the Merger" is incorporated herein by reference.

(a)(2)(ii) Consideration. The information set forth in the Proxy Statement under the caption "The Merger Agreement -- The Merger; Merger Consideration" is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information set forth in the Proxy Statement under the caption "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting -- Required Vote" is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the caption "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information set forth in the Proxy Statement under the caption "Special Factors -- Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information set forth in the Proxy Statement under the caption "Special Factors -- Material Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

(b) Purchases. The information set forth in the Proxy Statement under the caption "Special Factors -- Interests of Certain Persons in the Merger; Certain Relationships -- Share and Stock Options" is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the caption "The Merger Agreement -- The Merger; Merger Consideration" is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "Dissenter's Rights" and Annex B to the Proxy Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Available Information" is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
REGULATION M-A ITEM 1005(a) through (c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Interests of Certain Persons in the Merger; Certain Relationships -- Other Arrangements with Affiliates" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Interests of Certain Persons in the Merger; Certain Relationships -- Other Arrangements with Affiliates" is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Interests of Certain Persons in the Merger; Certain Relationships -- Other Arrangements with Affiliates" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Interests of Certain Persons in the Merger; Certain Relationships -- Other Arrangements with Affiliates" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006(b) and (c)(1) through (8)

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the caption "The Merger Agreement" is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the caption "Special Factors -- Plans for Janus After the Merger" and "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
REGULATION M-A ITEM 1013

(a) Purposes. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Certain Effects of the Merger" is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Material Federal Tax Consequences," "Special Factors -- Certain Effects of the Merger," Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors -- Principals' Position as to Fairness of the Merger to Unaffiliated Shareholders" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION
REGULATION M-A ITEM 1014

(a) Fairness. The information set forth in the Proxy Statement under the captions "Special Factors -- Principals' Position as to Fairness of the Merger to Unaffiliated Shareholders" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger," "Special Factors -- Principals' Position as to Fairness of the Merger to Unaffiliated Shareholders" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the caption "Special Factors -- Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
REGULATION M-A ITEM 1015

(a) Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Opinion of Murray Devine to the Board of Directors" and Annexes C, D and E to the Proxy Statement is incorporated herein by reference.

 (b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Background of the Merger," "Special Factors -- Opinion of Murray Devine to the Board of Directors" and Annexes C, D and E to the Proxy Statement is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors -- Opinion of Murray Devine to the Board of Directors" and Annexes C, D and E to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007.

(a) Source of Funds. The information set forth in the Proxy Statement under the caption "Special Factors -- Financing of the Merger" is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the caption "Special Factors -- Financing of the Merger" is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the captions "Special Factors -- Fees and Expenses" and "Merger Agreement -- Fees and Expenses" is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
REGULATION M-A ITEM 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION
REGULATION M-A ITEM 1012(d) and (e)

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Interests of the Principals and our Directors and Executive Officers in the Merger" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the caption "Special Factors -- Principals' Position as to the Fairness of the Merger to Unaffiliated Shareholders" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS
REGULATION M-A ITEM 1010(a) through (b)

(a) Financial Information. The information set forth under the caption "Financial Statements" in the Proxy Statement, and the information set forth in Janus's most recent Annual Report on Form 10-K and Janus's most recent Quarterly Report on Form 10-Q, is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the caption "Pro Forma Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED REGULATION M-A
ITEM 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting -- Proxy Solicitation" is incorporated herein by reference.

(b) Employees and Corporate Assets. Not applicable.

ITEM 15. ADDITIONAL INFORMATION
REGULATION M-A ITEM 1011(b)

(b) Other Material Information. The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS

The following are filed pursuant to Item 1016 of Regulation M-A.

(a)(1) Preliminary copy of Letter to Shareholders from Michael M. Nanosky incorporated by reference to Schedule 14A filed by Janus on October 2, 2003.

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Janus on October 2, 2003.

(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Janus on October 2, 2003, including form of proxy card.

(b) Not applicable.

(c)(1) Opinion of Murray Devine & Co., Inc. dated July 28, 2003 (included as Annex C to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(c)(2) Valuation of the Common Stock of Janus Hotels and Resorts, Inc., as of June 30, 2003 by Murray Devine & Co., Inc. (included as Annex D to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(c)(3) Murray Devine & Co. Inc. Valuation Overview presented to the Board of Directors on July 28, 2003 (included as Annex E to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3)).

(d)(1) Agreement and Plan of Merger dated as of July 28, 2003 by and between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc. (included as Annex A to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit
(a)(3)).

(d)(2) Subscription Agreement dated as of July 30, 2003 by Louis S. Beck.

(d)(3) Subscription Agreement dated as of July 30, 2003 by Harvey G. Yeaggy.

(d)(4) Agreement as to Cancellation of Stock Option executed by Paul A. Tipps.

(d)(5) Form of Agreement as to Cancellation of Stock Option and schedule of signatures thereto.

(f) Dissenter's rights under the Delaware General Corporation Law are set forth in Annex B to the Preliminary Proxy Statement, which is incorporated herewith as Exhibit (a)(3).

(g) Not applicable.

                                   SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        JANUS HOTEL AND RESORTS, INC.

                                        By: /s/ Michael M. Nanosky
                                            ------------------------------------
                                        Name: Michael M. Nanosky
                                        Title: President
                                        Date: October 2, 2003

                                        JANUS ACQUISITION INC.

                                        By: /s/ Louis S. Beck
                                            ------------------------------------
                                        Name: Louis S. Beck
                                        Title: President
                                        Date: October 2, 2003

                                        /s/ Louis S. Beck
                                        ----------------------------------------
                                        Louis S. Beck
                                        Date: October 2, 2003

                                        /s/ Harry G. Yeaggy
                                        ----------------------------------------
                                        Harry G. Yeaggy
                                        Date: October 2, 2003

                                  Exhibit Index

Exhibit No.   Exhibit

(d)(2)        Subscription Agreement dated as of July 30, 2003 by Louis S. Beck.

(d)(3)        Subscription Agreement dated as of July 30, 2003 by Harvey G.
              Yeaggy.

(d)(4)        Agreement as to Cancellation of Stock Option executed by Paul A.
              Tipps.

(d)(5) Form of Agreement as to Cancellation of Stock Option and schedule of signatures thereto.